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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  _____________

                                 SCHEDULE TO/A

                TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR
             SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 2)

                                  _____________

                              GRUBB & ELLIS COMPANY
         (Name of Subject Company (issuer) and Filing Person (offeror))

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                    400095204
                                    400095105
                      (CUSIP Number of Class of Securities)

                             ROBERT J. WALNER, ESQ.
                    SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                              GRUBB & ELLIS COMPANY
                          2215 SANDERS ROAD, SUITE 400
                           NORTHBROOK, ILLINOIS 60062
                                 (847) 753-7500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                Communications on Behalf of the Filing Person(s))

                                    COPY TO:
                              SCOTT R. HABER, ESQ.
                                LATHAM & WATKINS
                        505 MONTGOMERY STREET, SUITE 1900
                         SAN FRANCISCO, CALIFORNIA 94111
                                 (415) 391-0600

                                  _____________


Check the appropriate boxes below to designate any transactions to which the statement relates:

     [_]  third-party tender offer subject to Rule 14d-1

     [x]  issuer tender offer subject to Rule 13e-4

     [_]  going private transaction subject to Rule 13e-3

     [_]  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer [_]
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     This Amendment No. 2 to Tender Offer Statement on Schedule TO relates to the offer by Grubb & Ellis Company, a Delaware corporation, to purchase up to 7,000,000 shares of its common stock, $0.01 par value, at a price of $7.00 per share, net to the seller in cash, without interest. Grubb & Ellis Company's offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 15, 2000 and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the offer.

     The Company has entered into an amendment to its existing senior credit facilities with Bank of America, N.A., as administrative agent, and a syndicate of financial institutions. The information contained in Exhibits (b)(1) through
(b)(5) is incorporated herein by reference.

ITEM 12. EXHIBITS.

(b)(1) Amended and Restated Credit Agreement among the Registrant, the other financial institutions from time to time parties thereto, Bank of America, N.A., American National Bank and Trust of Chicago and LaSalle Bank National Association, dated as of December 31, 2000.

(b)(2) Note executed by the Registrant in favor of Bank of America, N.A. dated as of December 31, 2000.

(b)(3) Note executed by the Registrant in favor of LaSalle Bank National Association dated as of December 31, 2000.

(b)(4) Note executed by the Registrant in favor of American National Bank and Trust of Chicago dated as of December 31, 2000.

(b)(5) Swingline Loan Note executed by the Registrant in favor of Bank of America, N.A. in the amount of $2,000,000 dated as of December 31, 2000.



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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 10, 2001                GRUBB & ELLIS COMPANY


                                       By: /s/   BRIAN D. PARKER
                                          --------------------------------------
                                                 Name: Brian D. Parker
                                                 Title: Executive Vice President

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                                  EXHIBIT INDEX





Exhibit Number     Description
--------------     -----------

(b)(1) Amended and Restated Credit Agreement among the Registrant, the other financial institutions from time to time parties thereto, Bank of America, N.A., American National Bank and Trust of Chicago and LaSalle Bank National Association, dated as of December 31, 2000.

(b)(2) Note executed by the Registrant in favor of Bank of America, N.A. dated as of December 31, 2000.

(b)(3) Note executed by the Registrant in favor of LaSalle Bank National Association dated as of December 31, 2000.

(b)(4) Note executed by the Registrant in favor of American National Bank and Trust of Chicago dated as of December 31, 2000.

(b)(5) Swingline Loan Note executed by the Registrant in favor of Bank of America, N.A. in the amount of $2,000,000 dated as of December 31, 2000.


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